SECUR 08029559 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

SEC FILE NUMBER
8-52232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortis Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Ave
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Proios (201) 631-8079 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) NY (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard Rosenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortis Securities LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Rosenthal
Signature

CFO
Title

Notary Public

DIANA M. SERNA
Notary Public, State of New York
No. 01SE6158044
Qualified in New York County
Commission Expires Dec. 18, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[X] (o) Independent Auditor's report on internal controls required by the Securities and Exchange Commission's Rule 17a-5

FORTIS SECURITIES LLC
(A Wholly Owned Subsidiary of FSI Holdings Inc.)

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Fortis Securities LLC:

We have audited the accompanying statement of financial condition of Fortis Securities LLC (the Company), a wholly owned subsidiary of FSI Holdings Inc. as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Fortis Securities LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 27, 2008

FORTIS SECURITIES LLC

(A Wholly Owned Subsidiary of FSI Holdings Inc.)
Statement of Financial Condition
(in thousands)
December 31, 2007

Assets		
Cash and cash equivalents	$	60,672
Cash and securities segregated under Federal and other regulations		159,345
Securities purchased under agreements to resell		18,840,294
Securities borrowed		18,685,059
Deposits with clearing organizations		6,905
Receivables from customers		5,177
Receivables from broker-dealers and clearing organizations		1,109,963
Securities owned, at fair value		129,866
Securities pledged as collateral		2,363,404
Interest and dividends receivable		151,753
Other assets		28,961
	$	41,541,399
Liabilities and Member's Capital		
Liabilities:		
Short-term borrowings	$	2,170,500
Securities sold under agreements to repurchase		21,118,479
Securities loaned		13,848,089
Payables to customers		12,718
Payables to broker-dealers and clearing organizations		1,276,324
Obligations to return collateral		2,363,404
Interest and dividends payable		119,964
Other liabilities		45,157
		40,954,635
Subordinated borrowings		225,000
Member's capital:		
Member's capital		375,150
Retained earnings		(13,386)
		361,764
Total liabilities and member's capital	$	41,541,399

See accompanying notes to financial statements.

(1) Organization

Fortis Securities LLC (the "Company"), is a wholly owned subsidiary of FSI Holdings Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Fortis Capital Corp, which is a wholly owned subsidiary of Fortis Bank S.A./N.V.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in various proprietary activities including trading debt securities and securities lending activities. Additionally, the Company provides clearing and brokerage service to various clients.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments, with original maturities of less than ninety days, which may include federal funds sold on an overnight basis.

(c) Cash and Securities Segregated Under Federal and Other Regulations

Cash and securities segregated for benefit of customers include cash and securities segregated in compliance with Federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

(d) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates. A valuation allowance is recognized if management believes that, it is more probable than not, that the deferred tax asset will not be realized.

Pursuant to a tax sharing arrangement, the Company establishes an intercompany payable / receivable for any current tax expenses / benefits. Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in this statement of financial condition.

(continued)

(e) *Collateralized Transactions*

(i) **Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase**

Purchases of securities under agreements to resell (reverse repurchase agreements) and sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, contractual amounts approximate fair value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty, when applicable, pursuant to the provisions of Financial Accounting Standards Board (FASB) Interpretation 41, *Offsetting of Amounts Related to Certain Reverse Repurchase and Repurchase Agreements.* At December 31, 2007, the Company recorded $3.6 billion of reverse repurchase and repurchase agreements net in accordance with FIN 41.

(ii) **Securities Borrowed and Loaned Transactions**

Securities borrowed and securities loaned transactions are accounted for as collateralized financing transactions. These transactions are recorded at their contracted amount (the amount of cash or other collateral advanced or received) and involve the receipt or delivery of equity and debt securities.

Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender in excess of the market value of the securities borrowed. With respect to securities loaned, the Company receives cash or other collateral in an amount generally in excess of the market value of the securities loaned. The cash or other collateral is monitored daily and additional cash or collateral is obtained when appropriate to protect the Company in the event of default by the counterparty.

(continued)

***(iii)* Securities Pledged as Collateral and Obligations to Return Collateral**

The Company pledges firm-owned assets to collateralize agreements and other secured financings. Pledged securities that can be sold or re-pledged by the secured party would be parenthically disclosed in financial instruments owned on the statements of financial condition. As of December 31, 2007 there were no firm-owned assets that were pledged to collateralize agreements and other secured financings.

In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return those securities. At December 31, 2007, included in securities pledged as collateral and obligations to return collateral on the accompanying statement of financial condition was approximately $2.4 billion resulting from these transactions.

As of December 31, 2007, the Company has received collateral of approximately $40 billion under agreements to resell and securities borrowed transactions of which substantially all of these securities are repledged as part of other financing arrangements.

(f)* *Fair Value of Financial Instruments

FASB Statement No. 107, *Disclosure about Fair Value Instruments*, requires the disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practical to estimate that value. At December 31, 2007, the fair value of the Company's financial instruments was not materially different from their respective carrying value.

(g)* *Securities Transactions

Customers' securities transactions are recorded on a settlement-date basis. The Company's proprietary securities transactions are recorded on a trade-date basis. Marketable securities are valued at market value while securities not readily marketable are valued at fair value as determined by management. Non-exchange-traded financial instruments are traded in over-the-counter (OTC) markets by dealers or other intermediaries from whom market prices are obtainable. Quotations are available from various sources for many financial instruments traded in the OTC market. Those sources include individual market makers and financial reporting services.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on a net basis in the statement of financial condition in accordance with industry practice.

(continued)

(h) New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. FIN 48 was effective for the Company in 2007. The adoption of FIN 48 did not have material impact on the Company's financial statements.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. In addition, SFAS No. 157 prohibits the use of block discounts for large positions or unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts which are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption. The adoption of this Standard is not expected to have a material impact on the Company's financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159) which permits entities, at specified election dates, to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option is elected will be reported in earnings at each subsequent reporting date. Upfront fees and costs related to those items will be recognized in earnings as incurred. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. For eligible items to which the fair value option election is applied as of the effective date, the effect of the first re-measurement to fair value is reported as cumulative effect adjustment to the opening balance of retained earnings. The adoption of SFAS 159 is not expected to have significant impact on the Company's financial statements.

(continued)

(3) Receivable From and Payable To Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2007, consist of the following (in thousands):

		Receivable	Payable
Securities failed-to-deliver/receive	$	1,002,112	1,131,190
Receivable from and payable to broker-dealers		106,031	132,456
Receivable from and payable to clearing organizations		1,820	12,678
	$	1,109,963	1,276,324

(4) Securities Owned

Securities owned, at estimated fair value, are as follows (in thousands):

		Securities Owned
Debt securities	$	129,770
Equity securities		96
	$	129,866

Substantially all of the securities owned by the Company at December 31, 2007 were asset backed securities, with the underlying collateral consisting of sub-prime mortgages, prime mortgages, student loans, business loans, credit card loans and equipment loans.

(continued)

(5) Related Party Transactions

The Company has several transactions with its affiliates. These transactions, and the effect thereof on the accompanying statement of financial condition, may not necessarily be indicative of the effect that might have resulted from dealings with nonaffiliated parties.

At December 31, 2007, included in other assets and other liabilities are receivables from and payables to affiliates of $310,000 and $15,907,000 respectively. Interest and dividends receivable and payable in the statement of financial condition includes receivables from and payables to affiliates of $8,387,000 and $57,276,000, respectively.

The Company enters into several transactions with its affiliates through securities lending, financing and clearing activities. At December 31, 2007, the Company reported securities borrowed and loaned positions with an affiliate in the amount of $602,922,000 and $7,506,000,000, respectively. The Company also reported reverse repurchase and repurchase agreements with affiliates in the amount of $5,021,000,000 and $2,797,000,000, respectively.

The Company has a service agreement in place with Fortis Bank, New York Branch to reimburse the Branch for the Company's overhead expenses.

(6) Short Term Borrowings

At December 31, 2007, the Company had overnight borrowings totaling $2,170,500,000 which are unsecured loans with affiliates. The borrowings bear a market rate of interest which was 4.25% at December 31, 2007.

(7) Capital and Subordinated Borrowings

The Company has entered into revolving subordinated loan agreements with Fortis Bank S.A./N.V. One agreement, with an effective date of May 24, 2004, is in the amount of $225,000,000, and the other agreement, with an effective date of March 28, 2007, is in the amount of $375,000,000. Both agreements are scheduled to mature on May 31, 2009. FINRA has approved both agreements, thus making them available in computing net capital pursuant to the U.S. Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"). The agreements bear a market rate of interest of 4.25% on the amount drawn as of December 31, 2007. As of December 31, 2007, $225,000,000 was drawn under these agreements.

(continued)

(8) Employee Benefit Plans

The Company participates in the Fortis Americas 401(k) Plan (the Plan). Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company may make a nondiscretionary matching contribution up to 100% of the first 4% of base compensation that a participant contributes as pretax contributions to the Plan. In addition, the Company will make a profit sharing contribution up to the first 2% of a participant's base compensation.

(9) Income Taxes

The Company had deferred tax assets of $16,500,000 as of December 31, 2007. The Company had temporary differences related to foreign interest rebates which were accrued for financial reporting purposes, but not currently deductible for tax purposes. In addition, the Company established a state and local deferred tax asset for net operating loss carry forwards.

The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

The Company adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. The Company does not have any unrecognized tax benefits at January 1, 2007 or December 31, 2007. There were no additions, deductions or settlements during the period.

(10) Regulatory Requirements

The Company is subject to the SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2007, the Company had net capital of $360,238,000, which was $359,988,000 in excess of required net capital of $250,000.

The Company is also subject to the U.S. Securities and Exchange Commission Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2007, the Company had qualified securities in the amount of $159,345,000 segregated in a special reserve bank account. This amount is comprised of $124,311,000 segregated for the exclusive benefit of customers and $35,034,000 segregated for the proprietary accounts of introducing brokers.

(continued)

(11) Commitment and Contingencies

In the normal course of business, the Company enters into underwriting commitments. The Company had no underwriting commitments that were open at December 31, 2007.

In accordance with SFAS No. 5, *Accounting for Contingencies,* the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At December 31, 2007, the Company believes that no liability has been incurred and no accrual is necessary.

(12) Obligations Under Guarantees

The Company provides guarantees to securities clearinghouses. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(13) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. Financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates as well as market volatility and illiquidity. The Company manages market risk by setting risk limits and monitoring the effectiveness of its trading strategies.

(continued)

(14) Credit Risk

The Company acts as a dealer of securities in the capital markets and, consequently, has credit risk for the timely repayment of principal and interest regarding its holdings of securities. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company also enters into collateralized financing agreements in which it extends short-term credit. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government or its agencies.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. The Company monitors credit risk on both an individual and group counterparty basis. The Company minimizes this risk through credit reviews, approvals, trading limits, and monitoring procedures.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

**Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5**

Board of Directors
Fortis Securities LLC.:

In planning and performing our audit of the financial statements of Fortis Securities LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1 Making periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2 Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4 Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

KPMG

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2008

END